Exhibit 4

LOCKUP AGREEMENT

THIS LOCKUP AGREEMENT (this “Agreement”) is entered into as of August 16, 2021, by and among Spire Global, Inc., a Delaware corporation (the “Company”) and Peter Platzer (the “Holder”).

WHEREAS, NavSight Holdings, Inc. (“NavSight”), NavSight Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of NavSight (“Merger Sub”), Spire Global, Inc., a Delaware corporation (the “Target”), and certain other parties entered into that certain Business Combination Agreement, dated February 28, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub merged with and into Target (the “Merger”), with Target surviving as a wholly owned subsidiary of NavSight (the “Surviving Company”) and NavSight changing its name to “Spire Global, Inc.”;

WHEREAS, following the closing of the Merger (the “Closing”), the Holder holds shares of Class A common stock and Class B common stock of the Company (“Company Shares”); and

WHEREAS, the parties desire to set forth their agreement with respect to the lock-up of the Holder’s Company Shares.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Lock-Up. Effective upon the Closing, the Company Shares that are “beneficially owned” (as defined in Rule 13d-3 promulgated under the Exchange Act of 1934 (“Exchange Act”)) or owned of record by the Holder may not be transferred, assigned or sold (except to certain Permitted Transferees as described below) (the “Lockup”) until the first to occur of (1) one year after the Closing, (2) such time, if any, as the closing price of the Company Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (3) the date following the Closing on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Company Shares for cash, securities or other property. The restrictions set forth in this Section 1 shall not apply to Transfers made: (i) pursuant to a bona fide gift or charitable contribution; (ii) by will or intestate succession upon the death of the Holder; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or (v) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Company Shares for cash, securities or other property; provided that, in the case of (i), (ii), (iii) or (iv), (A) the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of this Lockup and (B)(x) no filing under Section 16(a) of the Exchange Act or other public announcement reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the Lockup period described above and (y) such transfer or disposition shall not involve a disposition for value. “Permitted Transferee” means (a) the members of the Holder’s immediate family (where “immediate family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (b) any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder; (c) if the Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in the Holder or any affiliate of the Holder; (e) any affiliate of the Holder or (f) any affiliate of an immediate family of the Holder.

2. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

3. Entire Agreement; Termination. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written (but subject to, and conditioned upon, the occurrence of the Closing). This Agreement will automatically terminate and Holder will be released from all of his obligations hereunder on October 31, 2021, if the Closing has not taken place by such date.

4. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY

Spire Global, Inc.

By:	/s/ Ananda Martin
Name:	Ananda Martin
Its:	General Counsel

HOLDER:

Peter Platzer

By:	/s/ Peter Platzer